Exhibit 21.1

Subsidiaries of

Cardium Therapeutics, Inc., a Delaware corporation

Name of Subsidiary	State or other Jurisdiction of Incorporation or Organization
Post-Hypothermia Corporation	Delaware, USA
Angionetics Inc.	Delaware, USA
Activation Therapeutics, Inc.	Delaware, USA
To Go Brands, Inc.	Delaware, USA
Life Again Insurance Solutions, Inc.	Delaware, USA